

November 4, 2005

<u>**Via Facsimile (202) 944-1109 and U.S. Mail**</u>

Edward Crosland, Esq.
Jones, Walker Waechter, Poitevent, Carrere & Denegre L.L.P.
2600 Virginia Avenues, N.W., Suite 1113
Washington D.C. 20037-1922

RE: FirstFed Bancorp, Inc. *et al*
     Schedule 13E-3
     File no. 5-41864
     Filed October 5, 2005

     Schedule 14A
     File no. 0-19609
     Filed October 4, 2005

Dear Mr. Crosland:

     We have the following comments on the above-referenced filings.

<u>**Schedule 14A**</u>

1. Revise to indicate that the proxy statement and form of proxy are preliminary copies. Refer to Rule 14a-6(e)(1).

2. Cite the specific federal securities law exemption and provide an analysis in support of the exemption upon which Firstfed is relying to conduct the limited private placement offering of shares.

3. Provide an analysis in support of your not integrating the private placement with the issuance of the shares of the S Corporation**.**

4. Provide an analysis in support of why the private placement distribution being made concurrently with the merger does not violate Regulation M.

5.   While we recognize that fewer than 100 holders can qualify as shareholders eligible to participate in the newly-created S-Corp, provide us with your legal analysis in support of why you think an exemption from registration is available. Specifically address the availability of the exemption in view of the large number of security holders to whom the offering materials will be distributed.

6.   We note that you do not have committed financing in place. Please ensure that you revise this disclosure to provide the information required pursuant to Item 1007(d) of Regulation M-A when you secure such financing arrangements. In the alternative, if financing is not assured, you are required to include the information required by Item 14(c)(1) of Schedule 14A in this filing for FirstFed Merger Corporation. See Instruction 2 to Item 14 of Schedule 14A.

7.   Each presentation, discussion, or report held with or presented by an outside party that is materially related to the Rule 13e-3 transaction, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. This requirement applies to both preliminary and final reports. Revise to summarize any and all presentations made by Feldman Financial Advisors during your evaluation of the transaction and file any written materials, such as the appraisal, as exhibits to the Schedule 13E-3 pursuant to Item 9 of Schedule 13E-3 and Item 1016(c) of Regulation M-A. Among other items, the written materials could include analyses, talking papers, drafts, summaries or outlines.

Summary Information, Page 1

8.   The summary term sheet should briefly describe the material terms of the transaction in bullet point format. See Item 1001 of Regulation M-A. Revise your information to provide a brief and clear presentation of information that is material to investors without unnecessary repetition. For example, your Q&A repeats verbatim large portions of your summary. Refer to Part II.F.2.a of SEC Release No. 33-7760 (October 22, 1999) for a discussion of the items that should be discussed in the summary term sheet.

9.   Disclose in the summary term sheet to disclose the number and percentage of outstanding shares held by unaffiliated security holders that must be voted in favor of the merger in order to approve the transaction.

10.   Disclose whether securities issued in the private placement will be entitled to vote in the going private transaction.

Special Factors, page 10

Management Discussions, page 13

11.   Expand your discussion of the background of the merger, including with regard to the private placement, to describe all meetings, negotiations, contacts, etc., among board members and management. Identify the participants in and initiator of each meeting or

contact, disclose the date of each meeting or contact and revise your discussion of those meetings to provide the reader with more of a sense of the content of those discussions.

12. Provide a summary of the analysis presented to the board discussing the impact of ownership of 5,000 and 10,000 shares.

13. It appears that your characterization of the board's "meeting its fiduciary obligations" is a legal conclusion. Please explain to us the basis for this representation.

Independent Valuation, page 20

14. We note your reference to information provided by management to the adviser and your references elsewhere in the document to financial projections provided to the adviser. Disclose all financial projections provided by management. In addition, disclose and quantify (to the extent possible) the material assumptions underlying the financial projections.

Discounted Cash Flow Approach, page 23

15. Expand your disclosure to indicate how the adviser determined the 10% growth rate.

Independence of Financial advisor, page 25

16. Clarify whether any additional fees have been paid to RP Financial during the preceding two years. Refer to Item 1015(b)(4) of Regulation M-A.

17. Delete the statement that the discussion is "qualified in its entirety by reference to the text of the valuation." The company is responsible for the accuracy of its disclosure.

Recommendation of the Board of Directors, page 25

18. The factors listed in Instruction 2 to Item 1014 are those generally considered relevant in addressing the substantive fairness of a Rule 13e-3 transaction and should be discussed in reasonable detail. Please address each factor in this section. For example, we are unable to locate a discussion of going concern value or purchase prices paid in previous purchases. To the extent any such factors were not considered or deemed relevant in the context of this particular transaction, that fact may be important for shareholders in assessing the transaction and the company's fairness determination. Refer to Exchange Act Release No. 17719 (April 13, 1981).

19. Expand your disclosure to explain what consideration the board gave to the Feldman Financial analysis when rendering its fairness determination.

20. We note your statement on the bottom of page 28 that the board believes the transaction to be fair absent "certain" procedural safeguards because "the merger agreement treats all affiliated and unaffiliated stockholders identically." First, identify all absent procedural

safeguards to which you refer. Second, it appears to the staff that the transaction will have a disparate impact on affiliated and unaffiliated shareholders. In that regard, the majority of unaffiliated shareholders will be cashed out while all affiliated shareholders will become holders of the S Corporation. Please expand your disclosure to discuss precisely what the board meant when it refers to identical treatment. In addition, expand your disclosure to discuss why the board believes the transaction is procedurally fair in light of the absence of procedural safeguards and the disparate impact to affiliated and unaffiliated holders.

Source and Amount of Funds for the Transaction, page 30

21.   Quantify the amount needed to finance the merger.

Security Ownership of Certain Beneficial Owners, page 34

22.   Please expand the table on page 34 to set forth the percentage beneficially owned.

Certain Effects of the Merger on our Stockholders, page 38

23.   Instructions 2 and 3 to Item 1013(d) of Regulation M-A requires a reasonably detailed discussion of both the benefits and detriments of the going private transaction to the issuer, its affiliates and unaffiliated security holders. Please revise to include such a discussion for each filing person. As required by the instruction, the benefits and detriments of the going private transaction must be quantified to the extent practicable. For example, you should provide information on the impact to *each filing person's interest* in the company's net book value and net earning in both dollar amounts and percentages. This information is currently presented in the aggregate for all officers and directors as a group. See Instruction 1 to Item 1013(d) of Regulation M-A.

Documents incorporated by reference, page 67

24.   We note that you have incorporated by reference the information required by Item 14(c)(2) of Schedule 14A. Please note that this information may be incorporated by reference into the filing to the same extent as would be permitted by Form S-4. See Item 14(e)(1) of Schedule 14A and Part C, Item 15 of Form S-4. However, it does not appear that your public float is sufficient and, therefore, you are probably not eligible to incorporate by reference. Please revise your disclosure to remove your reference to incorporation by reference and to include any disclosure that you were incorporating into the document by reference to the Form 10-K.

25.   If you continue to elect to incorporate the financial information by reference after reviewing the preceding comment, then provide at least the summary information required by Item 1010(c) of Regulation M-A, including the ratio of earnings to fixed charges and book value per share. For guidance, see Instruction 1 to Item 13 of Schedule 13E-3.

26.   Advise us of the authority on which you rely to incorporate by reference any additional documents that you have or may file with the SEC between the date of this document and the date of the special meeting or revise the disclosure to indicate that you will specifically amend the Schedule 13E-3 and Schedule 14A to include the information if filed to the extent required to fulfill your disclosure obligation.

Closing Information

        Please revise the Schedule 13E-3 in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. You should include a letter responding to each comment, noting the location of the change in the revised materials made in response to comments or otherwise. If you believe a comment raised in this letter is inappropriate or feel that no change is required, indicate your position and the basis for that position in your response letter. In the absence of such response, we assume you will comply with staff comments. We may have additional comments based upon our receipt of the revised materials and your response to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from each filing person acknowledging that:

·   the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;
·   staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
·   the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

        Direct any questions to me at (202) 551-3345. You may also contact me via facsimile at (202) 772-9203.

                                        Sincerely,

Michael Pressman
Special Counsel
Office of Mergers and Acquisitions